UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ADVANCED MEDICAL OPTICS, INC.

(Name of Subject Company)

ADVANCED MEDICAL OPTICS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00763M108
(CUSIP Number of Class of Securities)

James V. Mazzo

Chairman and Chief Executive Officer

Advanced Medical Optics, Inc.

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California  90071

(213) 687-5000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Advanced Medical Optics, Inc. (the “Company”) filed with the Securities and Exchange Commission on January 27, 2009 (as amended or supplemented, the “Statement”).  The Statement relates to the tender offer by Rainforest Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation, disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 27, 2009, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), and the associated preferred stock purchase rights of the Company (collectively, the “Rights” and, together with the shares of Company Common Stock, the “Shares”) at a purchase price of $22.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

Item 8. Additional Information.

Item 8, Section (d), “Antitrust Compliance,” is hereby amended and supplemented to include the following:

“At 11:59 p.m., New York City time, on February 5, 2009, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and the Merger expired.”

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)  Frequently-Asked Questions provided to certain employees of Advanced Medical Optics, Inc.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCED MEDICAL OPTICS, INC.

	By:	/s/ AIMEE S. WEISNER
Aimee S. Weisner
Executive Vice President, Administration and
Secretary

Dated: February 9, 2009

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